07028020

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

SUPPL

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

Filings made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange in relation to (i) Despatch of Circular for the Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., and (ii) Notice of Extraordinary General Meeting.

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Dated this 2nd day of October, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

dw 11/16

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	02-Oct-2007 12:35:28
Announcement No.	00020

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Despatch of Circular - Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK
Description	Please see attached.
Attachments:	DespatchCircular.pdf Total size = 57K (2048K size limit recommended)

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INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

(A) The proposed acquisition by Indofood Agri Resources Ltd.'s (the "Company's") subsidiary, PT Salim Ivomas Pratama ("PT SIMP"), of (i) an aggregate of 500,095,000 issued ordinary shares ("Lonsum Shares") in the share capital of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("Lonsum") and (ii) US$47,000,000 mandatory convertible notes due 2009 ("MCNs") issued by Lonsum, representing an aggregate interest of approximately 56.4% of the enlarged issued share capital of Lonsum assuming conversion of the MCNs (the "Enlarged Capital"), for a total cash consideration of approximately S$810.0 million;

(B) The proposed acquisition by the Company of 109,521,000 Lonsum Shares, representing an interest of approximately 8.0% of the Enlarged Capital, for a consideration of approximately S$125.1 million to be satisfied by the allotment and issue of 98,082,830 new ordinary shares in the share capital of the Company at the issue price of S$1.2758 per new share; and

(C) The proposed acquisition by PT SIMP of the remaining Lonsum Shares, representing approximately 35.6% of the Enlarged Capital, by way of a tender offer,

(collectively, the "Proposed Transactions").

DESPATCH OF CIRCULAR

Further to the announcements by the Company on 25 May 2007 and 27 and 28 August 2007 in relation to the Proposed Transactions, the Board of Directors of the Company wishes to announce that the Company has today despatched a circular (the "**Circular**") dated 2 October 2007 in relation to the Proposed Transactions, to shareholders of the Company ("**Shareholders**").

The Circular contains information on the Proposed Transactions as well as the Notice of the Extraordinary General Meeting (the "**EGM**") of the Company to be held at Belvedere, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on 23 October 2007 at 4.00 p.m.. A copy of the Notice of EGM is attached to this Announcement.

Shareholders who do not receive the Circular within a week from the date hereof should contact the share registrar of the Company at the following address:-

Lim Associates (Pte) Ltd
3 Church Street
#08-01 Samsung Hub
Singapore 049483

A copy of the Circular is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

Shareholders are requested to note the following important dates and times in respect of the EGM:-

Last date and time for lodgement of Proxy Form	:	21 October 2007 at 4.00 p.m.
Date and time of Extraordinary General Meeting	:	23 October 2007 at 4.00 p.m.
Place of Extraordinary General Meeting	:	Belvedere, 4th Floor, Grand Tower Meritus Mandarin Singapore 333 Orchard Road Singapore 238867

By Order of the Board of the Company

Mark Julian Wakeford
Chief Executive Officer and Executive Director
2 October 2007

NOTICE OF EXTRAORDINARY GENERAL MEETING

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No. 200106551G)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Indofood Agri Resources Ltd. (the "**Company**") will be held at Belvedere, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on 23 October 2007 at 4.00 p.m. for the purpose of considering and, if thought fit, passing the following Ordinary Resolution:-

AS AN ORDINARY RESOLUTION

Approval of the Proposed Transactions including the Proposed Consideration Shares Issue

THAT the Proposed Transactions be and are hereby approved, and approval and authority be and are hereby given to the Directors:-

(a) to carry out and implement the Proposed Transactions;

(b) to allot and issue the Consideration Shares in connection with the Proposed Transactions on such terms and conditions as the Directors may deem fit; and

(c) to do all acts and things as the Directors deem necessary or advisable in connection with the Proposed Transactions including amending the terms and conditions thereof.

All capitalised terms used in this Notice which are not defined herein shall unless the context otherwise requires have the same meanings ascribed to them in the Company's Circular to Shareholders dated 2 October 2007 (including supplements and modifications thereto).

BY ORDER OF THE BOARD
Indofood Agri Resources Ltd.

Mark Julian Wakeford
Chief Executive Officer and Executive Director
Singapore
2 October 2007

Notes:

(1) A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) The instrument or form appointing a proxy, duly executed, must be deposited at the registered office of the Company at 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting in order for the proxy to be entitled to attend and vote at the Extraordinary General Meeting.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	02-Oct-2007 12:32:55
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notice of Extraordinary General Meeting
Description	Please see attached. CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.
Attachments:	EGMNotice.pdf Total size = 26K (2048K size limit recommended)

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IndoAgri

INDOFOOD AGRI RESOURCES LTD.

(Incorporated in the Republic of Singapore)
(Company Registration No. 200106551G)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Indofood Agri Resources Ltd. (the "**Company**") will be held at Belvedere, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on 23 October 2007 at 4.00 p.m. for the purpose of considering and, if thought fit, passing the following Ordinary Resolution:-

AS AN ORDINARY RESOLUTION

Approval of the Proposed Transactions including the Proposed Consideration Shares Issue

THAT the Proposed Transactions be and are hereby approved, and approval and authority be and are hereby given to the Directors:-

(a) to carry out and implement the Proposed Transactions;

(b) to allot and issue the Consideration Shares in connection with the Proposed Transactions on such terms and conditions as the Directors may deem fit; and

(c) to do all acts and things as the Directors deem necessary or advisable in connection with the Proposed Transactions including amending the terms and conditions thereof.

All capitalised terms used in this Notice which are not defined herein shall unless the context otherwise requires have the same meanings ascribed to them in the Company's Circular to Shareholders dated 2 October 2007 (including supplements and modifications thereto).

BY ORDER OF THE BOARD
Indofood Agri Resources Ltd.

Mark Julian Wakeford
Chief Executive Officer and Executive Director
Singapore
2 October 2007

Notes:

(1) A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) The instrument or form appointing a proxy, duly executed, must be deposited at the registered office of the Company at 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting in order for the proxy to be entitled to attend and vote at the Extraordinary General Meeting.

(82-836)

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

2 October 2007

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
2 October 2007	128,000	On the Exchange	5.96	5.94	762,316.80
Total	128,000				762,316.80

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,134,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(a) \times 100}{\text{issued share capital}}$$

0.035%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

END